AKAMAI TECHNOLOGIES, INC.
8 Cambridge Center
Cambridge, MA 02142

July 9, 2013

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jaime John

Re: Akamai Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period ended March 31, 2013
Filed May 10, 2013
File No. 0-27275

Ladies and Gentlemen:
This letter is being filed in connection with the letter dated July 8, 2013 (the “Letter”) from Patrick Gilmore, on behalf of the staff of the Securities and Exchange Commission, to Akamai Technologies, Inc. (“Akamai”). Akamai intends to submit our response to the Letter on or before August 5, 2013. If you have any questions or need additional information, please call me at 617-444-4698.

Very truly yours,

/s/ James H. Hammons, Jr.

James H. Hammons, Jr.
VP and Assistant General Counsel

cc: James Benson
Chief Financial Officer
Melanie Haratunian
Executive Vice President and General Counsel
Susan W. Murley
Wilmer Cutler Pickering Hale and Dorr LLP